 EXHIBIT 4.28

BUSINESS TRANSFER AGREEMENT

THIS BUSINESS TRANSFER AGREEMENT (this “Agreement”), made and entered into as of August [dd], 2004, by and between Toyo Ink Mfg. Co., Ltd. (“Toyo”), a company incorporated under the laws of Japan and having its principal office at 3-13, Kyobashi 2-chome, Chuo-ku, Tokyo, 104-8377 Japan, and Top Image Systems, Ltd. (“TIS”), a company incorporated under the laws of Israel and having its principal office at 2 Habarzel St. Ramat-Hahayal, Tel-Aviv, 69710 Israel.

WITNESSETH :

Whereas:	TIS is a leading innovator of enterprise solutions for managing and validating the flow of information between an enterprise and its customers and employees;

Whereas:

Toyo is a Japanese exclusive distributor of products of TIS (the “ TIS Products”) pursuant to the Exclusive Software Distribution Agreement dated June 28 1996 between Toyo and TIS, as amended (the “OLD EDA”), and has been conducting business relating to TIS Products in Japan;

Whereas:

Toyo and TIS are desirous of transferring the complete business and assets of Toyo relating to TIS Products and related services, as further detailed herein and in Section 2.1(a) (i) through 2.1(a)(viii) bellow (the “Transferred Business”) to TIS (the “Business Transfer”);

Whereas:

Toyo and TIS are desirous of terminating the OLD EDA, and TIS is interested in acquiring the Transferred Business in order to continue and expand its activity in Japan through TIS’ Japanese subsidiary, Top Imaging Systems Japan Co., Ltd. (“TISJ”);

Whereas:

TISJ will negotiate a sub-distributorship agreement with Toyo Officemation Inc. (“TOM”), a Japanese corporation, by which TOM will sell and distribute the TIS Products to the customers relating the Transferred Business in Japan;

NOW, THEREFORE, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1.     Interpretation.  The terms defined in this Agreement shall mean and include the plural as well as the singular.  Pronouns of the masculine gender shall mean and include corresponding words of the feminine and neuter gender, and vice versa.  References to Articles, Sections, Exhibits and Schedules and subdivisions thereof shall, unless otherwise specifically set forth, be references to the Articles of, Sections of, Exhibits and Schedules to this Agreement and the subdivisions thereof, respectively.  The word “including” shall be deemed to be followed by the words “without limitation.”  A facsimile copy shall, unless otherwise specifically set forth, be deemed to satisfy the requirement of “in writing,” “written” and so on.

1.2.      Headings.  The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the interpretation of any of the terms or provisions of this Agreement.

ARTICLE II

SALE AND PURCHASE OF THE TRANSFERRED ASSETS

2.1.      Sale and Purchase of the Transferred Assets.

(a)

At the Closing (as defined in Section 8.1 hereof), on the terms and subject to the conditions contained in this Agreement, Toyo shall sell and transfer to TIS and TIS shall purchase, on as-is-basis, the following assets with respect to the Transferred Business, the detailed of which are provided in Schedules 2.1(a)(i) through 2.1(a)(viii) (collectively, the “Transferred Assets”) including:

(i)

the Japanese registered trademark “FormCatcher”, “FormCATCHER-Integra”, “FormOUT” and “AfterScan”. Toyo declares that there are no other registered trademarks relating to the Transferred Business aside from the above trademarks;

(ii)

the maintenance agreements and any other agreements regarding the TIS Products and related services between Toyo and its customers which are listed in Schedule 2.1(a)(ii), subject, where required, to obtaining the customers’ prior consent (“Transferred Agreements”);

(iii)	customer information regarding the Transferred Business which is listed in Schedule 2.1(a)(iii);

(iv)	Japanese language versions (localized versions) of the TIS Products and its source codes thereof, which are listed in Schedule 2.1(a)(iv);

(v)

All intellectual property rights including copyright of customized and/or derivative software and any other material, know how and proprietary information regarding the TIS Products and related services, which are listed in Schedule 2.1(a)(v). Toyo declares that there are no other intellectual property rights used specifically for the conduct of Transferred Business which Toyo has right to assign. The intellectual property rights, which (i) are used in the conduct of the Transferred Business and are licensed to Toyo from third parties (except for standard software licenses generally available to the public) and (ii) the intellectual property rights which are jointly owned by Toyo with a third party and used specifically for the conduct of the Transferred Business, which Toyo does not have the right to assign are listed in Schedule 2.1(a)(v)(i); It is clarified that Toyo is not required hereunder to include in the said schedules rights with respect to the trademark, trade name and other intellectual property rights generally used by other divisions of the Toyo and not specifically required for the conduct of the Transferred Business.

(vi)	catalogs and any and all the other sales promotion material of the TIS Products, which are listed in Schedule 2.1(a)(vi);

(vii)	goodwill of the Transferred Business; and

(viii)	fixed assets used solely for Transferred Business that TIS requested and Toyo agreed to transfer which are listed in Schedule 2.1(a)(viii).

Toyo represents that the foregoing are all of the material assets used by Toyo for the operation of the Transferred Business. In the event that an asset, which is a material and inherent asset of the Transferred Business, should not appear in Schedule 2.1 (a)(i) through 2.1(a)(viii) or Article 2.1 (a) except when TIS had already made its clear written indication that such asset should not to be transferred, TIS shall be entitled to require Toyo to transfer such asset to TIS for no additional consideration and Toyo declares that it  shall transfer such asset to TIS accordingly.

(b)      The parties hereto agree that TIS shall succeed from Toyo, upon the Closing, solely the  Transferred Agreements.  Toyo represents that TIS does not succeed any outstanding obligations and liabilities under the Transferred Agreements which are incurred by Toyo before the Closing Date. TIS hereby agrees to accept and perform the Transferred Agreements following the Closing.

2.2.      Purchase Price.  The parties hereto agree that the price for the Transferred Assets (the “Upfront Purchase Price”) is one million and five hundred thousand US dollars ($1,500,000), which shall be paid by TIS to Toyo upon the Closing. Further, TIS agree to annually pay to Toyo, in Japanese yen, the amount equivalent to five percent (5%) of the total annual sales of TISJ in Japan derived from licensing of TIS Products and customization to customers transferred to TISJ by Toyo for two (2) years from the Closing (the “Annual Payment”, “Payment Term”). The calculation of the Annual Payment shall include income received by TISJ from licensing of TIS Products and customization to customers transferred to TISJ by Toyo, by any third party distributors or dealers. The Annual Payment shall be made within sixty (60) days after the end of each twelve calendar months; provided, however, that the Annual Payment regarding the period from January 1, 2006 to August 31, 2006 shall be made within sixty (60) days after the end of August 31, 2006. The Annual Payment shall be made based solely on amounts collected minus returns.  With respect to each twelve (12) months calendar period, during the Payment Term, TIS shall provide Toyo written reports specifying sales for each customer and the total sales and annual financial statements of TIS and TISJ certified by a well-known firm of independent certified public accountants.  TIS shall also provide Toyo, upon request made not more than once per year and no later than three (3) months following delivery of financial statements for a year, with the information required by Toyo, necessary or appropriate to certify the report and/or total annual sales of TISJ. Any reports and/or information provided to Toyo hereunder shall be subject to the provisions of Section 10.1 and Toyo shall not be entitled to make any use of such reports and/or information other than for the purposes of this Section 2.2. TIS may assign TISJ to pay such Annual Payment to Toyo on behalf of TIS.

2.3.     Payment of Upfront Purchase Price.  On the Closing Date, TIS shall pay to Toyo the Upfront Purchase Price TIS shall remit the Upfront Purchase Price to the following bank account of Toyo.  The remittance charge shall be borne by TIS.

          Bank and branch name: Mitsubishi-Tokyo Bank, Kyobashi branch

          Type of account: current bank account (“toza yokin”)

          Number of account: 2594302

2.4.     Fulfilment of Obligations.  TIS or TISJ as the case may be, shall perform any and all obligations in accordance with Section 2.1(b) above except for those as separately agreed by Toyo and TIS.

2.5.     Termination of OLD EDA.  TIS and Toyo agree that the OLD EDA shall be terminated upon the Closing and that notwithstanding the provisions of the OLD EDA, there is no right or obligation between TIS and Toyo other than as provided for herein. Notwithstanding the above, sections 7 and 8 of the OLD EDA shall survive termination.

ARTICLE III

TREATMENET OF THE PURCHASE ORDER

3.1.      Treatment of the Purchase Order.  Notwithstanding Section 2.4 hereof, with respect to the sale of the TIS Products and the related services (including customization, development and software solution of the TIS Products) (the “Related Services”), which will be ordered by the customer from Toyo before the Closing Date which are listed in Schedule 3.1 (including all the information detailed in Section 3.1(a) hereto) and will be delivered by TISJ to the ordering customer after the Closing Date;

(a)

Toyo shall assign the Purchase Order to TIS or TISJ and TIS or TISJ shall be the seller and the supplier of such TIS Products and the Related Services subject to the ordering customer’s consent.  In this case, TIS or TISJ shall reimburse to Toyo the cost equivalent to gross cost of sales of such TIS Products and the Related Services, including the labor cost and the overhead cost, the amount of which shall be reasonably acceptable to TIS.  Toyo shall provide TIS with information relating to the process flow, period, total number of man-days, labor and unit cost and any additional information which is reasonably necessary for TIS to assess the cost associated with such TIS Products and Related Services.  Further, the Gross Profit, from selling and supplying such TIS Products and the Related Services shall be allocated on pro-rata basis according to the degree of the contribution to selling and supplying such TIS Products and the Related Services between Toyo and TIS.

The Gross Profit
= (the total sales) – (the cost of goods sold including license fees, labor cost and customization).

(b)

In the case that the ordering customer does not consent that TIS or TISJ will be the seller and the supplier of such TIS Products and Related Services, Toyo will be the seller and the supplier of such TIS Products and Related Services, and TIS shall reasonably cooperate with Toyo for such sale. Toyo shall pay TIS the cost equivalent to gross cost of sales of such TIS Products and Related Services, including the labor cost and the overhead cost, the amount of which shall be reasonably acceptable to Toyo.  TIS shall provide Toyo with information relating to the process flow, period, total number of man-days, labor and unit cost and any additional information which is reasonably necessary for Toyo to assess the costs associated with such TIS Products and Related Services. The Gross Profit from selling and supplying such TIS Products and the Related Services shall be allocated on pro-rata basis according to the degree of the contribution to selling and supplying such TIS Products and the Related Services between Toyo and TIS.

(c)

In the case when TIS or TISJ designates TOM to be the seller and the supplier of such TIS Products and Related Services, Section 3.1(a) shall be applied mutatis mutandis.  In the case of this Section 3.1(c), TIS and TISJ shall be, jointly and severally liable with TOM, for the reimbursement of the costs to Toyo, as set forth in Section 3.1(b).

(d)	The contribution of Toyo and TIS or TISJ shall be decided by mutual consultation between Toyo and TIS or TISJ separately on a case-by-case basis.

(e)

Income derived from customers under the provisions of this Section 3.1 shall not be subject to the Annual Payment under Section 2.2 above. Prior to the Closing, Toyo shall provide TIS the estimation of the costs and fees with respect to Purchase Orders referred to in this Section and Transferred Agreements (i.e. maintenance fees) and appropriate adjustments and payments made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.1.      Representations and Warranties of Toyo.  As of the date hereof and the Closing Date, Toyo represents and warrants to TIS as follows:

(a)

Incorporation and Valid Legal Existence of Toyo.  Toyo is a corporation duly organized and validly existing under the laws of Japan and has all necessary power and authority to own, lease and operate its assets and properties, including the Transferred Assets, and to carry on its business, including the Transferred Business, as presently conducted.

(b)

Execution of and Performance under this Agreement.  Toyo has all necessary power and authority to execute and deliver this Agreement and to perform fully its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by Toyo, the performance of the obligations of Toyo hereunder and the consummation of the transactions contemplated hereby on its part have been duly and validly authorized by the appropriate corporate actions of Toyo and does not conflict with the organizational or governing instruments of Toyo or any agreement or law to which Toyo is a party or by which Toyo or its assets are bound.

(c)

Full Disclosure.  Neither this Agreement (including the Schedules attached hereto) nor any certificates made or delivered in connection herewith contain any untrue statement of a material fact. There is no material fact or information relating to the business, condition (financial or otherwise), affairs, operations, or assets connected to the Transferred Business that has not been disclosed to TIS by Toyo.

(d)

No Breach.  Neither the execution and delivery of this Agreement nor compliance by Toyo with the terms and provisions hereof will conflict with, or result in a breach or violation of, any of the terms, conditions and provisions of: (i)  any judgment, order, injunction, decree, or ruling of any court or governmental authority, domestic or foreign, (ii) any agreement, contract, lease, license or commitment to which Toyo is a party or to which it is subject and which would impair the ability of Toyo to execute, deliver or perform this Agreement. The execution, delivery and compliance of Toyo with this Agreement will not  (a) give to others any rights, including rights of termination, cancellation or acceleration, in or with respect to any agreement, contract or commitment referred to in this paragraph, or to any of Toyo’s properties or (b) otherwise require the consent or approval of any person, which consent or approval has not heretofore been obtained (except for requirements of customer’s agreement as provided in this Agreement).

(e)

Consents. No consent, approval, order, license, permit, action by, or authorization of or designation, declaration, or filing with any governmental authority on the part of Toyo is required that has not been, or will not have been, obtained by Toyo prior to the Closing in connection with the valid execution, delivery and performance of this Agreement.

(f)	Ownership of Transferred Business. Toyo is the sole owner, free and clear of any rights of any third party, of all Transferred Assets.

(g)

Contracts. Schedule 2.1(a)(ii) contains a true and complete list of all material contracts and agreements related to the Transferred Business, to which Toyo is a party or by which its property is bound and which TIS desired and agreed to be transferred and obligated by. Each of such contracts and agreements is in full force and effect, and neither Toyo nor, to the knowledge of Toyo, any other party thereto is in breach thereof. True and correct copies of all such contracts have been delivered to TIS.

(f)

Debts to Employees. Toyo have paid, or will pay, until the Closing, all amounts due under any applicable law or agreement to the Seconded Employees until the Closing date and made the required provision with respect to any severance pay to be paid to the Seconded Employees upon termination of their services by Toyo, including all amounts due as salary and social benefits.

4.2.	Representations and Warranties of TIS. As of the date hereof and the Closing Date, TIS represents and warrants to Toyo as follows:

(a)

Incorporation and Valid Legal Existence of TIS.  TIS is a corporation duly organized and validly existing under the laws of Israel and has all necessary power and authority to own, lease and operate its assets and properties, including the Transferred Assets, and to carry on its business, including the Transferred Business, as presently conducted.

(b)

Execution of and Performance under this Agreement.  TIS has all necessary power and authority to execute and deliver this Agreement to which it is a party and to perform fully its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery by TIS of this Agreement to which it is a party, the performance of the obligations of TIS hereunder and the consummation of the transactions contemplated hereby on its part have been duly and validly authorized by the appropriate corporate actions of TIS and does not conflict with the organizational or governing instruments of TIS or any agreement or law to which TIS is a party or by which TIS or its assets are bound.

(c)

No Breach.  Neither the execution and delivery of this Agreement nor compliance by TIS with the terms and provisions hereof will conflict with, or  result in a breach or violation of, any of the terms, conditions and provisions of: (i) any judgment, order, injunction, decree, or ruling of any court or governmental authority, domestic or foreign, (ii) any agreement, contract, lease, license or commitment to which TIS is a party or to which it is subject and which would impair the ability of TIS to execute, deliver or perform this Agreement. The execution, delivery and compliance of TIS with this Agreement will not  (a) give to others any rights, including rights of termination, cancellation or acceleration, in or with respect to any agreement, contract or commitment referred to in this paragraph, or to any of TIS’s properties or (b) otherwise require the consent or approval of any person, which consent or approval has not heretofore been obtained (except for requirements of customer’s agreement as provided in this Agreement).

(d)

Consents.  No consent, approval, order, license, permit, action by, or authorization of or designation, declaration, or filing with any governmental authority on the part of TIS is required that has not been, or will not have been, obtained by TIS prior to the Closing in connection with the valid execution, delivery and performance of this Agreement.

4.3.      Effect of Due Diligence Review.  No due diligence review conducted by any of the parties hereto shall affect in any manner whatsoever the validity or effect of the representations and warranties contained herein.

4.4.       Survival of Representations and Warranties.

(a)

Each party hereto has the right to rely fully upon the representations and warranties of the other party contained in or made pursuant to this Agreement and its annexes and attachments.  All such representations and warranties shall survive the Closing for a period of two (2) year after the Closing Date (the “Survival Period”).

(b)

Any right pursuant to this Agreement with respect to a claimed breach of a representation or warranty shall expire at the end of the Survival Period, as set forth in Section 4.4(a) above, of the relevant representation or warranty claimed to be breached unless, on or prior to such expiration date, written notice asserting such breach has been given to the party from whom indemnification or any other remedy is sought.

ARTICLE V

ACTIONS TO OCCUR PRIOR TO CLOSING

5.1.      Operation of Transferred Business.  Except as contemplated in this Agreement or as otherwise approved by TIS in writing, during the period from the date hereof to the Closing, Toyo shall conduct the Transferred Business only in the ordinary course of its business and consistent with past practice. Toyo shall promptly report to TIS any event that could have a material adverse effect on the business, properties, or condition (financial or otherwise) of the Transferred Business.

5.2.      Consents to Transfer of Agreements.  Toyo shall use  best efforts to obtain consents to the transfer of the Transferred Agreements from the other parties thereto and to have all customers for TIS Products and Related Services to agree to have the products and services supplied directly by TiS/TISJ and/or TOM.

5.3.       Seconded Employees.

(a)

Toyo shall second to TISJ Toyo’s employees and employees of TOYO MANAGEMENT SERVICE CO., LTD. (“TMS”), a wholly owned subsidiary of Toyo (the “Seconded Employees”) as set forth in Schedule 5.3 attached hereto, for two (2) years after the Closing Date, subject to the consent of such Seconded Employees and occurrence of the Closing. Toyo hereby represent that the Seconded Employees, to the best knowledge of Toyo, have agreed to their secondment to TISJ. The detailed terms and conditions of such secondment shall be provided in each secondment agreement to be entered into between Toyo and TISJ, and between TMS and TISJ, separately.

(b)	TIS may recruit such employees, and Toyo shall not make any objections to TIS’ recruitment and shall reasonably cooperate with TIS in such efforts.

(c)

TIS agrees to ensure that the terms and conditions of employment including, but not limited to, work on a regular day off, and working hours of the Seconded Employees shall be not unfavorable to employees compared to the current terms and conditions of employment thereof.

(d)

Notwithstanding the provisions in Section 2.2 hereof, in the case that two (2) or more system engineers, who are seconded from Toyo to TISJ, out of Hiroyuki Ishibashi, Shingo Kado, Shinichi Nakao and Kouichi Suzuki, retire from or otherwise terminate their secondment with TISJ within twelve (12) months from the commencement date of their secondment for TISJ, TIS thereafter need not pay to Toyo the Annual Payment of five percent (5%) of the total annual sale of  TISJ as set forth in Section 2.2 hereof.

(e)

TIS may have any Seconded Employees return to Toyo and/or TMS by sending a three (3) month prior written notice to Toyo and/or TMS under the terms and conditions agreed with Toyo and/or TMS, and Toyo shall be obligated to accept any such employees from Toyo.  Section 5.3 (d) above shall not be affected by such return provided that none of such returned employees shall be deemed to be one of the retired or terminated employees under Section 5.3(d), and TIS’ obligations in respect of the Annual Payment as set forth in Section 2.2 hereof shall not change.

(f)

TIS shall pay and bear the costs and expenses (including, without limitation, salary, bonuses and benefits) incurred with respect to the Seconded Employees (the “Seconded Employees Costs”). Toyo shall provide TIS with the current costs of the Seconded Employees separately and in accordance with the letter provided to Mr. Nakar.  TIS need not pay any margin or commission to Toyo.   It is the intention of both parties that the salary level of the seconded employees shall not be affected by their secondment to TISJ.  Toyo agrees that the average of total base salaries of Seconded Employees which is controllable by Toyo (inclusive of bonuses and monthly salaries but exclusive of any other costs such as overtime wages, pension and other social benefits) (the “Base Salaries”) will  not be increased by more than seven percent (7%) per annum and (ii) the Base Salaries of each Seconded Employees will not be increase by more than twenty percent (20%) per annum.    TIS agrees that the amount of the Base Salaries may be increased without a consent of TIS or TISJ in the case that the increase is a result of (i) governmental legislation or regulation, (ii) Toyo’s personnel policy or system, including the promotion systems that applies to the entire personnel of Toyo, or (iii) agreement with a labor union of Toyo that applies to the entire personnel of Toyo.  The increase of the Base Salaries resulting from any other events shall be made only with the prior consent of TIS or TISJ.  It is clarified that all payment shall relate solely to the period commencing on the secondment date and that in no event shall TIS be requested to make any payments on account of employment or service periods prior to that date.

ARTICLE VI

CONDITIONS PRECEDENT TO TIS’ OBLIGATION

The obligation of TIS to consummate the transactions contemplated by this Agreement is subject to the satisfaction of each of the following conditions:

6.1      Accurate Representations and Warranties.  All representations and warranties of Toyo contained in this Agreement shall be true and accurate in all material aspect as of the Closing Date.

6.2      Performance by Toyo.  Toyo shall have performed and complied with all agreements, covenants and conditions required by this Agreement to be performed and complied with by it at or prior to the Closing.

6.3      Permits and Consents.  The consents and permits from any governmental agency or otherwise required by any Japanese law or regulations, if any, shall have been obtained.

6.4      Customer Consent. Toyo shall make the commercial best efforts to obtain customers’ consents to the transfer of Transferred Agreements to TISJ after signing this Agreement.

6.5      No Injunction.  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of the transaction contemplated by this Agreement.

ARTICLE VII

CONDITIONS PRECEDENT TO TOYO’S OBLIGATION

The obligation of Toyo to consummate the transactions contemplated by this Agreement is subject to the satisfaction of each of the following conditions:

7.1.      Accurate Representations and Warranties.  All representations and warranties of TIS contained in this Agreement shall be true and accurate in material aspect as of the Closing Date.

7.2.      Performance by TIS.  TIS shall have performed and complied with all agreements, covenants and conditions required by this Agreement to be performed and complied with by it at or prior to the Closing.

7.3      No Injunction.  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of the transaction contemplated by this Agreement.

ARTICLE VIII

CLOSING

8.1.      Time and Place of the Closing.  The closing process of the transactions contemplated hereunder (the “Closing”) shall take place at the office of Toyo, commencing at 10:00 a.m. on September 1st, 2004, Tokyo time, or such other time, date or place as may be agreed upon between the parties hereto (the “Closing Date”).  Subject to the completion of the actions set forth in Section 8.2 below, the transfer of the Transferred Business and the Transferred Assets shall be deemed to have taken place as at 00:01 a.m. of the Closing Date.

8.2.       Actions at the Closing.  At the Closing, the parties hereto shall take the following actions:

(a)

Toyo shall deliver to TIS all the business documents and electronic documents and/or data required to consummate the transaction and complete and accurate copies of such corporate books and records including accounting of Toyo with respect to the Transferred Business as TIS reasonably requests including the following documents:

	(i)	Duly executed Deed of Transfer of all Transferred Assets;
	(ii)	Original copies of all the Transferred Agreements, for which Toyo has obtained consent from the other party prior to the Closing;
	(iii)	Copies of all the notices of assignment approved by the customers and status report of all consents and refusals of customers TIS has agreed to assume responsibility for;
	(iv)	CD-ROM including Japanese language versions of TIS Products;
	(v)	All notices and documents required to perfect the assignment and registration in the name of TIS of any intellectual property included in Section 2.1(a)(v);
	(vi)	A hard copy of each item of the promotional materials listed in Schedule 2.1(a)(vi) or all reproducible copies of such promotional materials, if any; and
	(vii)	The estimations under Section 3.1(e).

(b)	TIS shall pay the Upfront Purchase Price to Toyo; and

(c)	such other actions as Toyo or TIS may reasonably request in order to consummate the transactions contemplated under this Agreement.

ARTICLE IX

COVENANTS

9.1.      Post Closing Actions.   At any time and from time to time after the Closing, Toyo and TIS shall take such further actions (and execute such documents) as are reasonably necessary or appropriate to consummate the transfer of the Transferred Assets and Transferred Business from Toyo to TIS and the transactions contemplated by this Agreement. Toyo shall use its best efforts to receive the consent of KK Ricoh to the assignment of Toyo’s rights to TIS pursuant to the licensing agreement dated December 1, 1999 and the software support agreement dated February 20, 2003.

ARTICLE X

SECRECY AND NON-COMPETITION

10.1.     Secrecy.

(a)

The parties hereto agree to maintain, and cause their officers, directors, statutory auditors, agents, employees, advisors (including legal counsels, tax experts, certified public accountants and other professional advisors) (collectively, the “Representatives”) to maintain, any information (including all written, electronic or oral information and material which is provided, directly or indirectly, by either party to the other party) (collectively, the “Information”) in confidence and to use the Information for the sole and exclusive purpose of executing the parties respective obligations pursuant to this Agreement.  Each party agrees not to disclose or reveal to any person (other than the Representatives) any information with respect to the Business Transfer or the terms, conditions or other facts relating thereto or the status thereof, or the fact that the Information has been made available to them and their Representatives, without the prior written consent of the other party.

Information shall include any and all information disclosed under by either party to the other party under the Letter of Intent dated April 14, 2004 entered into by Toyo and TIS (the “LOI”) and any information or reports disclosed pursuant to Section 2.2 above.

The restrictions herein concerning use and disclosure shall not apply to any Information which:

	(i)	at or prior to the time of its disclosure to the receiving party is or was in the public domain;

(ii)

subsequent to the time of its disclosure to the receiving party, becomes part of the public domain other than by publication or other means, except by breach of this provision by such receiving party or its Representatives;

(iii)

subsequent to its disclosure to the receiving party, becomes or is made available to the receiving party by a third party who is not under any obligation of confidentiality with respect to such Information; or

	(iv)	is or becomes required to be disclosed by the receiving party by operation of law or statute or regulation, including the rule of the relevant stock exchange.

(b)	The confidentiality obligations under this Section 10.1 shall remain in effect even after the termination of this Agreement for two (2) years thereafter.

(c)

Each party hereto agree that all Information provided by the other party in any form whatsoever shall remain such providing party’s sole property.  Upon the request of the providing party, the receiving party shall promptly return to the providing party the Information, including any and all copies thereof, or data derived therefrom.

(d)	The parties hereto agree that any press release or public announcement of the Business Transfer shall be made by each party only as agreed by Toyo and TIS separately.

(e)

Toyo and TIS hereby acknowledge that as Toyo and TIS are public companies and are subject to strict rules and regulation regarding disclosure of information to the public, any disclosure or publication regarding this Agreement their execution or their content should be coordinated with both parties prior to any such disclosure.

10.2.     Non-competition.  Toyo shall not engage in any business competing with TIS Products and/or Services relating to TIS Products actually to be offered by TIS or by TISJ for two (2) years from the Closing of the Business Transfer. “TIS Products” and “Services relating to TIS Products” herein shall mean automated data capture solutions that improve enterprise business process by integrating data from multiple sources and of different types, such as invoices, freight and shipping bills, purchase orders and others. Such solutions seamlessly deliver the extracted data to enterprise applications such as document and content management, ERP or CRM.

ARTICLE XI

INDEMNIFICATION

11.1.      Indemnity by Toyo.  Toyo shall indemnify, defend and hold harmless TIS from and against any and all damages, losses, costs and expenses incurred by TIS, based upon, arising out of or in connection with the breach of any representation or warranty, or the non-performance partial or total, of any covenant or obligation or agreement of Toyo contained in this Agreement.

11.2.      Indemnity by TIS.  TIS shall indemnify, defend, and hold harmless Toyo from and against any and all damages, losses, costs and expenses incurred by Toyo, based upon, arising out of or in connection with the breach of any representation or warranty, or the non-performance, partial or total, of any covenant or obligation or agreement of TIS contained in this Agreement.

11.3      Limitation of Liability.  Toyo and TIS agree that Toyo shall in no event bear any obligation or liability, including without limitation, indemnity as set forth in Section 11.1 above, no more than the amount of one million and five hundred thousand US dollars ($1,500,000) with respect to this Agreement or the transactions contemplated hereby.  Toyo and TIS agree that other than as expressly provided for herein, neither party has made or is making any representations and warranties to the other party regardless any provision of the applicable laws.  In no event shall either party be liable to the other party for any indirect, incidental, special, consequential, exemplary or punitive damages nor for any manner of economic loss, such as but not limited to lost profits, without regard to whether such party shall have been advised of the possibility of such damages.

ARTICLE XII

TERMINATION

12.1.      Automatic Termination.  If the Closing does not take place on or before December 31, 2004, unless otherwise agreed in writing between the parties hereto through good faith discussions, this Agreement shall automatically terminate as of December 31, 2004.

12.2.      Effect of Termination.  If this Agreement shall terminate pursuant to Section 12.1 above, such termination shall be without cost or liability to any party other than cost or liability for breach of any representation, warranty, covenant or agreement contained in or made pursuant to this Agreement.  Articles I, X, XI, XII, XIII and XIV hereof shall survive the termination of this Agreement.

ARTICLE XIII

GENERAL PROVISIONS

13.1.      Notices.  Any notice or other communication required or permitted to be given under this Agreement shall be in the English language and in writing and shall be delivered personally, transmitted by facsimile (followed by confirmation delivered by registered and express mail or registered and express air mail, if applicable) or sent by registered and express mail (or registered and express air mail, if applicable), postage prepaid, and shall be deemed given when so delivered personally, or if transmitted by facsimile, one (1) business day after the date of such facsimile (subject to subsequent confirmation by mail as provided above), or if mailed, five (5) business days after the date of mailing, to the parties at the following addresses (or to such other address for a party as shall be specified by like notice from such party):

(i)	if to TIS to:

Attention:
Telephone:
Facsimile:

(ii)	if to Toyo to:

Toyo Ink Mfg. Co., Ltd.
3-13, Kyobashi 2-chome
Chuo-ku, Tokyo 104-8377
Japan
Attention:
Telephone:
Facsimile:

13.2.       Payment Method.  Except as otherwise provided in this Agreement, all payments under this Agreement shall be made by wire-transfer (denshin-sokin) of the relevant amount in either Japanese yen or US dollars to a bank account in Japan to be designated by the receiving party; provided that the receiving party shall designate such bank  account and notify the paying party of it in writing no later than five (5) days prior to the date of the relevant transfer. TIS and Toyo further agree that payment of the Upfront Purchase Price as set forth in Section 2.2 hereof shall be in US Dollars and payment of the Annual Payment of five percent (5%) of the total annual sale of TISJ as set forth in Section 2.2 hereof shall be in Japanese yen.

13.3.      Default Interest.  Any amount payable under this Agreement, but not paid when due, shall bear interest the rate of six percent (6%) per annum, which shall accrue on a daily basis until such amounts are paid.

13.4.      Right of Set-Off.  Nothing contained in this Agreement shall prohibit or restrict any party from setting off (a) its claims against the other party and (b) its obligations owed to such other party in connection with the transactions contemplated hereby and thereby, in accordance with applicable laws.

13.5.        Waivers and Amendments.  This Agreement may be amended, modified, superseded, cancelled, renewed or extended, and the terms and conditions hereof may be waived only by a written instrument signed by the parties or, in the case of a waiver, the party waiving compliance.  No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

13.6.      Remedies.  Except as specifically provided for otherwise in this Agreement, the rights and remedies provided herein and therein are exclusive of any rights or remedies which any party may otherwise have.

13.7.      Binding Effect.  This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns.

13.8.      Disclaimer of Partnership or Agency.  Nothing contained or implied in this Agreement shall constitute or be deemed to constitute a partnership between the parties nor shall this Agreement constitute any party as the legal representative, agent or fiduciary of any other, nor shall any party have the right or authority to assume, create or incur any commitment, liability or obligation of any kind, express or implied, against or in the name of or on behalf of any other party.

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13.9.      Taxes Directly Related to Transaction.  Each party shall bear the stamp duty payable with respect to the originals of this Agreement to be retained by such party. Except as otherwise specifically set forth in this Agreement, each party shall bear any taxes which such party is obligated to pay to the relevant tax authorities in respect of the execution of this Agreement and in respect of the transactions contemplated hereunder and thereunder pursuant to applicable laws.

13.10.      Expenses.  Except as otherwise specifically set forth in this Agreement, Toyo and TIS shall bear their respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby or thereby, including all fees and expenses of agents, representatives, counsel and accountants, interpreters and consultants.

13.11.      Counterparts.  This Agreement may be executed in 2 or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

13.12.      Assignment.  This Agreement or any right or obligation hereunder may not be transferred or assigned by any party without the prior written consent of the other party.

13.13.      Separability.  Any term or provision of this Agreement that is invalid or unenforceable shall be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement.

13.14.      Entire Agreement.  This Agreement constitute the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and all other previous oral or written agreements or understandings or other arrangements of any kind with respect to the said subject matter (including, the LOI and the Memorandum dated April 13, 2004) shall be cancelled and superseded completely by this Agreement as of the date hereof.

13.15.      Force Majeure.  A party shall not be liable to the other party hereto for any loss, injury, delay, damage, or other casualty suffered or incurred by the latter due to strikes, riots, storms, fires, explosions, acts of God, war, action of any government or any other cause which is beyond the control of the former, and any failure or delay by each party in the performance of its obligations under this Agreement due to one or more of the foregoing causes shall not be considered a breach of this Agreement.

ARTICLE XIV

LANGUAGE, GOVERNING LAW AND DISPUTE RESOLUTION

14.1.      Language.  This Agreement shall be executed in the English language which shall be the official text hereof.  Any translation of this Agreement into any other language shall be used only for the purpose of convenience and shall not affect the interpretation of the provisions of this Agreement.

14.2.      Governing Law and Dispute Resolution.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.  Any disputes or claims arising out of or in relation to this Agreement or the breach hereof shall be finally settled under the Rules of Conciliation and Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with those Rules.  The arbitration proceedings shall be conducted in New York City, New York, U.S.A.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the day and year first above written.

TOYO INK MFG. CO., LTD.

/s/ Masaru Suzuki

Masaru Suzuki
Director of Finance

TOP IMAGE SYSTEMS, LTD.

/s/ Izhak Nakar

Izhak Nakar
Founder

/s/ IdoSchechter

Ido Schechter
CEO & President